Filed by Sunoco, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sunoco, Inc.

Commission File No.: 001-06841

Date: April 30, 2012

On April 30, 2012, Sunoco, Inc. distributed the following employee and customer materials in connection with the announcement of the proposed business combination transaction with Energy Transfer Partners, L.P.:

Dear Marketing Team,

As Brian MacDonald outlined in his company-wide memo earlier today, Sunoco has announced an important piece of news:

•         Sunoco has entered into a definitive agreement to be acquired by Energy Transfer Partners, a rapidly growing and diversified leader in the energy industry that has a major presence in natural gas and natural gas liquids transportation, midstream, storage and related businesses. The transaction, currently valued at $5.3 billion, is subject to regulatory and shareholder approval and is expected to be completed in the third or fourth quarter of 2012.

This news obviously raises a lot of questions that can’t be answered at this time, but I’d like to give you my perspective on what it means for Sunoco and the marketing organization.

Sunoco and our iconic brand will become an important part of a leading energy company focused on the distribution of natural gas, crude oil and refined products. The combination will provide both Sunoco and Energy Transfer with growth opportunities through greater scale, increased geographic reach and a more diverse business platform.

Our day-to-day retail operations and marketing programs will not change. Energy Transfer views our business as a solid asset with great cash flow. It plans to own the business and ensure that we are maximizing our potential in the marketplace.  As a result, we have a great opportunity to showcase our talent and demonstrate what we can do.

I’m excited about staying on and leading the retail organization in the next phase of growth as part of the Energy Transfer family of companies.

While I’m sure you have many questions, we are early in this process.   We will keep you informed as things progress.

Sincerely,

Bob

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed business combination transaction between Energy Transfer Partners, L.P. (“ETP”) and Sunoco, Inc. (“Sunoco”), ETP plans to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will contain a proxy statement/prospectus to be mailed to the Sunoco shareholders in connection with the proposed transaction. THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT ETP, SUNOCO, THE PROPOSED TRANSACTION AND RELATED MATTERS.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE.  Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus and other documents filed with the SEC by ETP and Sunoco through the web site maintained by the SEC at www.sec.gov.  In addition, investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus by phone, e-mail or written request by contacting the investor relations department of ETP or Sunoco at the following:

                Energy Transfer Partners, L.P.                                                                Sunoco, Inc.
                3738 Oak Lawn Ave.                                                                                1818 Market Street, Suite 1500
                Dallas, TX 75219                                                                                      Philadelphia, PA 19103
                Attention: Investor Relations                                                              Attention: Investor Relations
                Phone:     (214) 981-0795                                                                        Phone:  (215) 977-6764
                E-mail:    InvestorRelations@energytransfer.com                           Email: SunocoIR@sunocoinc.com

PARTICIPANTS IN THE SOLICITATION

ETP and Sunoco, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement.  Information regarding directors and executive officers of ETP’s general partner is contained in ETP’s Form 10-K for the year ended December 31, 2011, which has been filed with the SEC.  Information regarding Sunoco’s directors and executive officers is contained in Sunoco’s definitive proxy statement dated March 16, 2012, which is filed with the SEC.  A more complete description will be available in the registration statement and the proxy statement/prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between ETP and Sunoco, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, and any other statements about ETP, Energy Transfer Equity, L.P. (“ETE”), Sunoco Logistics Partners, L.P. (“SXL”) or Sunoco managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory approvals, Sunoco shareholder approval and the satisfaction of other conditions to consummation of the transaction; the ability of  ETP to successfully integrate Sunoco’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in the Annual Reports on Form 10-K for the year ended December 31, 2011 filed with the SEC by ETP, ETE, SXL and Sunoco.  ETP, ETE, SXL and Sunoco disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.

Dear Team,

This morning, Sunoco announced that it has entered into a definitive agreement to be acquired by Energy Transfer Partners, a rapidly growing and diversified leader in the energy industry that has a major presence in natural gas and natural gas liquids transportation, midstream, storage and related businesses.   The transaction, currently valued at $5.3 billion, is subject to regulatory and shareholder approval and is expected to be completed in the third or fourth quarter of 2012.

This is a positive development for both Sunoco and Sunoco Logistics (SXL) that would enable the two organizations to realize their full potential by becoming a key part of a much larger company with greater resources. The combination will provide Sunoco, SXL and Energy Transfer with growth opportunities through greater scale, increased geographic reach and a more diverse business platform – which will create additional opportunities for employees of the combined company.  The Energy Transfer family of companies is an approximately $41 billion dollar enterprise.

Many of the day-to-day details related to this news will be worked out over the coming months, but right now we know the following:

•         Energy Transfer has said that our logistics and retail businesses will continue to be headquartered in the Philadelphia area.

•         The Sunoco and SXL brands will continue to be used. The iconic Sunoco brand is one of the things they value and will look to maximize.

•         SXL will continue to be traded on the New York Stock Exchange and fulfill its obligations as a publicly traded Master Limited Partnership. In essence, Energy Transfer is stepping into the shoes of Sunoco, Inc., in terms of its ownership and general partner position in SXL.

•         It is planned that Mike Hennigan will continue to be chief executive officer of Sunoco Logistics and Bob Owens will continue to lead the retail marketing business. I will also be staying with the Energy Transfer family of companies in a senior leadership role.

•         Given there is little operational overlap between the two companies, we don’t expect significant layoffs in either logistics or retail. However, there may be some executive and corporate staff positions that are no longer required. It is too early to know specifics. We will make sure that affected members of our team are notified as soon as possible and get treated well.

•         Under the transaction agreement, we will continue our plans for exiting our refinery business as previously announced and continue plans for the proposed refinery joint venture being discussed with The Carlyle Group.

Before I became CEO in March, I spoke to employees of the destination point we are trying to reach.  That objective of being a logistics and retail company hasn’t changed.  We will continue to pursue our strategy, but as a part of a much larger organization with greater scale and resources to help us achieve our goals.

I realize that this transaction may come as a surprise, but we will be working to ensure a smooth transition over the next few months, and it is vital that we keep running our businesses well and delivering great results. Don’t let this news become a distraction.

The bottom line: Stay focused. Keep moving forward. Don’t slow down.

We will hold employee meetings in the coming days and weeks to answer your questions, and will keep you updated with information along the way. In the meantime, check Sunoco@Work for the most current information.

Brian

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed business combination transaction between Energy Transfer Partners, L.P. (“ETP”) and Sunoco, Inc. (“Sunoco”), ETP plans to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will contain a proxy statement/prospectus to be mailed to the Sunoco shareholders in connection with the proposed transaction. THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT ETP, SUNOCO, THE PROPOSED TRANSACTION AND RELATED MATTERS.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE.  Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus and other documents filed with the SEC by ETP and Sunoco through the web site maintained by the SEC at www.sec.gov.  In addition, investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus by phone, e-mail or written request by contacting the investor relations department of ETP or Sunoco at the following:

                Energy Transfer Partners, L.P.                                                                Sunoco, Inc.
                3738 Oak Lawn Ave.                                                                                1818 Market Street, Suite 1500
                Dallas, TX 75219                                                                                      Philadelphia, PA 19103
                Attention: Investor Relations                                                               Attention: Investor Relations
                Phone:     (214) 981-0795                                                                        Phone:  (215) 977-6764
                E-mail:    InvestorRelations@energytransfer.com                           Email: SunocoIR@sunocoinc.com

PARTICIPANTS IN THE SOLICITATION

ETP and Sunoco, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement.  Information regarding directors and executive officers of ETP’s general partner is contained in ETP’s Form 10-K for the year ended December 31, 2011, which has been filed with the SEC.  Information regarding Sunoco’s directors and executive officers is contained in Sunoco’s definitive proxy statement dated March 16, 2012, which is filed with the SEC.  A more complete description will be available in the registration statement and the proxy statement/prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between ETP and Sunoco, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, and any other statements about ETP, Energy Transfer Equity, L.P. (“ETE”), Sunoco Logistics Partners, L.P. (“SXL”) or Sunoco managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory approvals, Sunoco shareholder approval and the satisfaction of other conditions to consummation of the transaction; the ability of  ETP to successfully integrate Sunoco’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in the Annual Reports on Form 10-K for the year ended December 31, 2011 filed with the SEC by ETP, ETE, SXL and Sunoco.  ETP, ETE, SXL and Sunoco disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.

Team,

Today, Sunoco announced that it entered into an agreement to be acquired by Energy Transfer Partners, a rapidly growing and diversified leader in the energy industry that has a major presence in natural gas and natural gas liquids transportation, midstream, storage and related businesses. The transaction, valued at $5.3 billion, is subject to regulatory and shareholder approval and is expected to be completed in the third or fourth quarter of 2012.

You may be wondering how this news affects the proposed refinery joint venture between Sunoco and The Carlyle Group.

After talking with Brian MacDonald about the matter, I can tell you that it doesn’t.

The personal commitment you heard from Brian last week to attempt to get the joint venture in place remains and it is fully supported by Energy Transfer’s chairman and CEO, Kelcy Warren.

The timeline hasn’t changed:  We plan to operate through the end of July as announced last week.

This means that our mission in the refinery remains the same. We need to continue to improve our performance and exhibit excellent day-to-day operation of the facility. Our performance in the areas of Process Safety, Personal Safety, Quality, Reliability and Environmental Compliance continue to be a key aspect of the “sale ability” of the plant. These are things we can control.

As the sales process continues, we’ll keep you informed.

Thanks for your hard work and diligence toward improving the facility.

Jim

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed business combination transaction between Energy Transfer Partners, L.P. (“ETP”) and Sunoco, Inc. (“Sunoco”), ETP plans to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will contain a proxy statement/prospectus to be mailed to the Sunoco shareholders in connection with the proposed transaction. THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT ETP, SUNOCO, THE PROPOSED TRANSACTION AND RELATED MATTERS.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE.  Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus and other documents filed with the SEC by ETP and Sunoco through the web site maintained by the SEC at www.sec.gov.  In addition, investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus by phone, e-mail or written request by contacting the investor relations department of ETP or Sunoco at the following:

                Energy Transfer Partners, L.P.                                                Sunoco, Inc.
                3738 Oak Lawn Ave.                                                                1818 Market Street, Suite 1500
                Dallas, TX 75219                                                                      Philadelphia, PA 19103
                Attention: Investor Relations                                               Attention: Investor Relations
                Phone:     (214) 981-0795                                                         Phone:  (215) 977-6764
                E-mail:    InvestorRelations@energytransfer.com            Email: SunocoIR@sunocoinc.com

PARTICIPANTS IN THE SOLICITATION

ETP and Sunoco, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement.  Information regarding directors and executive officers of ETP’s general partner is contained in ETP’s Form 10-K for the year ended December 31, 2011, which has been filed with the SEC.  Information regarding Sunoco’s directors and executive officers is contained in Sunoco’s definitive proxy statement dated March 16, 2012, which is filed with the SEC.  A more complete description will be available in the registration statement and the proxy statement/prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between ETP and Sunoco, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, and any other statements about ETP, Energy Transfer Equity, L.P. (“ETE”), Sunoco Logistics Partners, L.P. (“SXL”) or Sunoco managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory approvals, Sunoco shareholder approval and the satisfaction of other conditions to consummation of the transaction; the ability of  ETP to successfully integrate Sunoco’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in the Annual Reports on Form 10-K for the year ended December 31, 2011 filed with the SEC by ETP, ETE, SXL and Sunoco.  ETP, ETE, SXL and Sunoco disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.

Dear Team,

This morning Sunoco, which is our General Partner, largest unit holder and customer, announced an important piece of news:

•         Sunoco announced that it entered into a definitive agreement to be acquired by Energy Transfer Partners, a rapidly growing leader in the energy industry that has a major presence in natural gas and NGL pipeline, midstream, storage and related businesses. The transaction, valued at $5.3 billion, is subject to regulatory approvals and shareholder approval and is expected to be completed in the third or fourth quarter of 2012.

What does this mean for Sunoco Logistics?

It’s business as usual as we will stay focused on our growth strategy and achieving operational excellence.

With this transaction, Energy Transfer Partners is essentially stepping into the shoes of Sunoco, Inc., in terms of its ownership and general partner position in SXL. Sunoco Logistics will continue to be traded on the New York Stock Exchange and fulfill its obligations as a publicly traded Master Limited Partnership.

This is a positive development for SXL that will enable the company to realize its full potential by becoming an important part of a much larger company with greater resources, more scale, increased geographic reach and a diverse business platform.

Energy Transfer wants to get into crude oil and refined products distribution and sees the stable and growing cash flow we generate as very attractive. In addition, they see real growth opportunities for us – especially with respect to their under-utilized natural gas pipelines, our crude and products expertise, and our various other activities and assets.

I am excited about our future and plan to stay on as CEO, leading SXL in the next phase of our growth working with an even bigger and more synergistic general partner like Energy Transfer.  SXL has built a tremendous record of performance, and I’m confident that by working with the Energy Transfer team we can continue to move forward, deliver winning results, and exceed expectations.

Sincerely,

Michael J. Hennigan

President and Chief Executive Officer

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed business combination transaction between Energy Transfer Partners, L.P. (“ETP”) and Sunoco, Inc. (“Sunoco”), ETP plans to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will contain a proxy statement/prospectus to be mailed to the Sunoco shareholders in connection with the proposed transaction. THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT ETP, SUNOCO, THE PROPOSED TRANSACTION AND RELATED MATTERS.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE.  Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus and other documents filed with the SEC by ETP and Sunoco through the web site maintained by the SEC at www.sec.gov.  In addition, investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus by phone, e-mail or written request by contacting the investor relations department of ETP or Sunoco at the following:

                Energy Transfer Partners, L.P.                                                                Sunoco, Inc.
                3738 Oak Lawn Ave.                                                                                1818 Market Street, Suite 1500
                Dallas, TX 75219                                                                                      Philadelphia, PA 19103
                Attention: Investor Relations                                                               Attention: Investor Relations
                Phone:     (214) 981-0795                                                                         Phone:  (215) 977-6764
                E-mail:    InvestorRelations@energytransfer.com                            Email: SunocoIR@sunocoinc.com

PARTICIPANTS IN THE SOLICITATION

ETP and Sunoco, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement.  Information regarding directors and executive officers of ETP’s general partner is contained in ETP’s Form 10-K for the year ended December 31, 2011, which has been filed with the SEC.  Information regarding Sunoco’s directors and executive officers is contained in Sunoco’s definitive proxy statement dated March 16, 2012, which is filed with the SEC.  A more complete description will be available in the registration statement and the proxy statement/prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between ETP and Sunoco, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, and any other statements about ETP, Energy Transfer Equity, L.P. (“ETE”), Sunoco Logistics Partners, L.P. (“SXL”) or Sunoco managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory approvals, Sunoco shareholder approval and the satisfaction of other conditions to consummation of the transaction; the ability of  ETP to successfully integrate Sunoco’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in the Annual Reports on Form 10-K for the year ended December 31, 2011 filed with the SEC by ETP, ETE, SXL and Sunoco.  ETP, ETE, SXL and Sunoco disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.

Dear Sunoco Branded Distributor:

As a valued distributor of our products, we would like to inform you that Sunoco has announced an agreement to be acquired for $5.3 billion by Energy Transfer Partners, a natural gas and natural gas liquids transportation, midstream and storage distribution company.   The Energy Transfer family of companies is a $41 billion enterprise.

As part of this merger, Sunoco will become an integral part of a diversified leader in the energy industry, gaining greater scale and geographic diversity.   Energy Transfer, which is traded on the New York Stock Exchange under the symbol ETP, is committed to building and growing Sunoco’s logistics and retail businesses.

Energy Transfer Partners has told us they want to own Sunoco’s branded business because of the well-recognized brand and stable cash flows underpinned by real estate in prized markets.    The Sunoco and SXL brands will continue to be used.  The iconic Sunoco brand is one of the things they value and will look to maximize.

Additionally, under the agreement, we will continue our plans for exiting our refinery business as previously announced and continue plans for the proposed refinery joint venture being discussed with The Carlyle Group.

For you and your customers, this corporate ownership change should be completely transparent and seamless – it will be business as usual for us.  Sunoco’s distributor and retail operations will continue to be led by the same management team and headquartered in Pennsylvania.  The iconic Sunoco brand and our support of NASCAR will continue as we strive to “keep people moving.”

The merger is subject to standard regulatory and shareholder approvals, and the merger process is expected to take several months to complete. If you have any questions about this news, please don’t hesitate to contact your Sunoco area manager. We value our relationship with you and look forward to continued expansion in the future.

Attached is a copy of our press release.

Sincerely,

Bob Owens

SVP Sunoco

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed business combination transaction between Energy Transfer Partners, L.P. (“ETP”) and Sunoco, Inc. (“Sunoco”), ETP plans to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will contain a proxy statement/prospectus to be mailed to the Sunoco shareholders in connection with the proposed transaction. THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT ETP, SUNOCO, THE PROPOSED TRANSACTION AND RELATED MATTERS.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE.  Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus and other documents filed with the SEC by ETP and Sunoco through the web site maintained by the SEC at www.sec.gov.  In addition, investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus by phone, e-mail or written request by contacting the investor relations department of ETP or Sunoco at the following:

                Energy Transfer Partners, L.P.                                                Sunoco, Inc.
                3738 Oak Lawn Ave.                                                                1818 Market Street, Suite 1500
                Dallas, TX 75219                                                                      Philadelphia, PA 19103
                Attention: Investor Relations                                               Attention: Investor Relations
                 Phone:     (214) 981-0795                                                             Phone:  (215) 977-6764
                E-mail:    InvestorRelations@energytransfer.com                Email: SunocoIR@sunocoinc.com

PARTICIPANTS IN THE SOLICITATION

ETP and Sunoco, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement.  Information regarding directors and executive officers of ETP’s general partner is contained in ETP’s Form 10-K for the year ended December 31, 2011, which has been filed with the SEC.  Information regarding Sunoco’s directors and executive officers is contained in Sunoco’s definitive proxy statement dated March 16, 2012, which is filed with the SEC.  A more complete description will be available in the registration statement and the proxy statement/prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between ETP and Sunoco, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, and any other statements about ETP, Energy Transfer Equity, L.P. (“ETE”), Sunoco Logistics Partners, L.P. (“SXL”) or Sunoco managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory approvals, Sunoco shareholder approval and the satisfaction of other conditions to consummation of the transaction; the ability of  ETP to successfully integrate Sunoco’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in the Annual Reports on Form 10-K for the year ended December 31, 2011 filed with the SEC by ETP, ETE, SXL and Sunoco.  ETP, ETE, SXL and Sunoco disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.

April 30, 2012

Dear Sunoco, Inc. Dealer/Franchisee:

As a valued customer, we would like to inform you that Sunoco has announced an agreement to be acquired by Energy Transfer Partners, a natural gas and natural gas liquids transportation, midstream and storage distribution company.  The Energy Transfer family of companies is a $41 billion enterprise.

As part of this merger, Sunoco will become an integral part of a diversified leader in the energy industry, gaining greater scale and geographic diversity.  Energy Transfer, which is traded on the New York Stock Exchange under the symbol ETP, is committed to building and growing Sunoco’s logistics and retail businesses.

For you and your customers, this corporate ownership change should be completely transparent and seamless – it will be business as usual for us.  Sunoco’s retail operations will continue to be led by Bob Owens and the same management team and it will be headquartered in Pennsylvania.  The iconic Sunoco brand and our support of NASCAR will continue as we strive to “keep people moving.”

The merger is subject to standard regulatory and shareholder approvals, and the merger process is expected to take several months to complete.  If you have any questions about this news, please don’t hesitate to contact your Sunoco area manager.  We value our relationship with you and look forward to continued expansion in the future.

Sincerely,

George D. Wiltse

Director, Franchise Operations

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed business combination transaction between Energy Transfer Partners, L.P. (“ETP”) and Sunoco, Inc. (“Sunoco”), ETP plans to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will contain a proxy statement/prospectus to be mailed to the Sunoco shareholders in connection with the proposed transaction. THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT ETP, SUNOCO, THE PROPOSED TRANSACTION AND RELATED MATTERS.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE.  Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus and other documents filed with the SEC by ETP and Sunoco through the web site maintained by the SEC at www.sec.gov.  In addition, investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus by phone, e-mail or written request by contacting the investor relations department of ETP or Sunoco at the following:

                Energy Transfer Partners, L.P.                                                Sunoco, Inc.
                3738 Oak Lawn Ave.                                                                 1818 Market Street, Suite 1500
                Dallas, TX 75219                                                                      Philadelphia, PA 19103
                Attention: Investor Relations                                               Attention: Investor Relations
                Phone:     (214) 981-0795                                                         Phone:  (215) 977-6764
                E-mail:    InvestorRelations@energytransfer.com            Email: SunocoIR@sunocoinc.com

PARTICIPANTS IN THE SOLICITATION

ETP and Sunoco, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement.  Information regarding directors and executive officers of ETP’s general partner is contained in ETP’s Form 10-K for the year ended December 31, 2011, which has been filed with the SEC.  Information regarding Sunoco’s directors and executive officers is contained in Sunoco’s definitive proxy statement dated March 16, 2012, which is filed with the SEC.  A more complete description will be available in the registration statement and the proxy statement/prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between ETP and Sunoco, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, and any other statements about ETP, Energy Transfer Equity, L.P. (“ETE”), Sunoco Logistics Partners, L.P. (“SXL”) or Sunoco managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory approvals, Sunoco shareholder approval and the satisfaction of other conditions to consummation of the transaction; the ability of  ETP to successfully integrate Sunoco’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in the Annual Reports on Form 10-K for the year ended December 31, 2011 filed with the SEC by ETP, ETE, SXL and Sunoco.  ETP, ETE, SXL and Sunoco disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.

Questions and  Answers  for Employees

1.   Why  did  you  decide to sell the  company?  What  changed?

•     The combination with Energy Transfer  is a strategically and financially compelling transaction that provides substantial value‐creation  opportunities  for Sunoco shareholders and Energy Transfer  unitholders, and will improve the  ability of Sunoco’s logistics and retail businesses to deliver  on their full potential.

•     Nothing changed with respect to  our strategy –  we’ve  always been focused on driving value and ensuring we maximize  opportunities  for the company in what is a scale business.

•     This  transaction enables Sunoco to accelerate  its  current  strategy  by moving forward as an integral part  of a diversified leader  in the energy  industry.

−    Sunoco’s  high‐return  retail  and logistics businesses offer a strong commercial and operational fit with Energy  Transfer’s  existing  natural gas and natural gas liquids assets.

−    Energy  Transfer’s  current  scale will provide Sunoco with an expanded geographic footprint and improved competitive  position.

−    Energy  Transfer  is committed to building on Sunoco’s current logistics and retail platforms.

2.   Has  a  sale  of  the  Company  been  the  goal  for a while?

•     Our goal has always  been  to  deliver  value to shareholders  and to act  in  shareholders’ best interests.  Our efforts in cutting costs, unlocking value, exiting poorly performing businesses, improving the  balance sheet and focusing on high‐return  businesses have been based  on these principles.  The compelling strategic and financial nature of this transaction also is based on these principles.

3.   Will  SUN  and  SXL  continue  to  be traded  publicly?

•     Upon the closing of the merger,  SUN  would no longer be traded  publicly  on the New

York Stock Exchange (NYSE).

•     SXL will continue to be  traded  on the NYSE and fulfill its obligations as a publicly traded

MLP.

4.   When  do  you  expect  to  complete  the  transaction?

•     We  expect  to  complete  the  transaction during the  third or  fourth quarter of 2012, subject to receipt  of required  shareholder and regulatory approvals.

5.   Will  many  employees lose  their  jobs?  How  many  in  Philadelphia?

•     Given  there  is little operational overlap between the  companies,  we  don’t expect significant layoffs in the logistics and retail operating businesses.

•     It  is too early  to  know specifics, but there  will be  some  executive  and corporate staff positions that are no  longer required.

6.   Will  the  logistics  and  retail  businesses’  headquarters  remain  in  the  Philadelphia  area?

•     Sunoco’s  logistics  and retail businesses will continue to be  based in the Philadelphia area, consistent with the current  operating presence.

7.   Will  this  impact  your  plan  to  form a Philadelphia  refinery joint venture  with  Carlyle

Group?

•     No,  Sunoco  intends to proceed  with its existing plans for the refineries.

8.   Will  you  still  idle  the  Philadelphia  refinery  if  the  deal  with  Carlyle  Group  doesn’t  work out?

•     Yes,  that remains the plan if we cannot complete the  transaction with The Carlyle Group. Sunoco’s Northeast  refineries  have  lost  more  than $1 billion over the  last three years.

9.   Will  this  affect  any  of  Sunoco’s  or Sunoco Logistics’  current projects (e.g. Eagle  Point expansion, Marcus Hook re‐purposing)

•     This  combination should be  viewed  as a positive on several fronts.  Energy  Transfer  is a great partner  for Sunoco when considering future development and expansion. Sunoco has considered repurposing Marcus Hook refinery so  that it can become a key regional asset for handling natural gas liquids from the  Marcellus Shale. Natural  gas  liquids is an area of expertise  for Energy Transfer.  So, while it is too early to  talk specifics, we see some synergies  that could have a positive outcome  here  in  Pennsylvania.

IMPORTANT ADDITIONAL  INFORMATION  WILL  BE  FILED  WITH  THE  SEC

In connection with the proposed  business  combination transaction  between  Energy  Transfer  Partners,  L.P.  (“ETP”) and Sunoco, Inc. (“Sunoco”),  ETP plans to file with the U.S. Securities and Exchange Commission  (the “SEC”) a registration statement on Form S‐4  that will contain  a proxy statement/prospectus  to be mailed to the Sunoco  shareholders  in connection with the proposed transaction. THE REGISTRATION STATEMENT AND THE  PROXY STATEMENT/PROSPECTUS  WILL CONTAIN IMPORTANT INFORMATION ABOUT  ETP,  SUNOCO,  THE PROPOSED  TRANSACTION  AND  RELATED MATTERS. INVESTORS  AND  SECURITY HOLDERS  ARE  URGED  TO READ  THE REGISTRATION  STATEMENT AND THE PROXY/PROSPECTUS  CAREFULLY  WHEN  THEY BECOME AVAILABLE.  Investors  and security holders  will be able  to obtain free  copies  of the registration statement and the proxy statement/prospectus  and  other  documents filed with the SEC by ETP and Sunoco through the web  site  maintained by the SEC at www.sec.gov.  In addition, investors and security holders will be able  to  obtain  free  copies  of the registration statement and the proxy statement/prospectus  by phone, e‐mail  or  written  request  by contacting the investor relations department of ETP  or  Sunoco at the following:

Energy Transfer  Partners,  L.P.                                                  Sunoco,  Inc.

3738 Oak  Lawn  Ave.                                                                  1818 Market  Street,  Suite  1500

Dallas, TX 75219                                                                          Philadelphia, PA  19103

Attention: Investor  Relations                                                  Attention: Investor  Relations

Phone:     (214) 981‐0795                                                             Phone: (215)  977‐6764

E‐mail:    InvestorRelations@energytransfer.com                Email: SunocoIR@sunocoinc.com

PARTICIPANTS IN  THE  SOLICITATION

ETP and Sunoco, and their respective directors  and executive  officers,  may  be  deemed  to be  participants  in the solicitation  of proxies in respect of the proposed transactions contemplated by the merger  agreement.  Information  regarding  directors  and executive  officers  of ETP’s general  partner  is  contained in ETP’s Form  10‐K  for the year  ended  December  31,  2011,  which  has been filed with the SEC.  Information  regarding  Sunoco’s  directors  and executive  officers is  contained in Sunoco’s definitive proxy statement dated March 16,  2012,  which  is  filed  with the SEC.   A  more  complete description will be available  in the registration statement and the proxy  statement/prospectus.

SAFE HARBOR  FOR FORWARD‐LOOKING  STATEMENTS

Statements in this document regarding the  proposed transaction between ETP and Sunoco, the expected  timetable  for completing the  proposed transaction, future  financial and operating results,  benefits and synergies  of the proposed transaction, future opportunities  for the combined company, and any other statements  about  ETP,  Energy  Transfer  Equity, L.P. (“ETE”), Sunoco Logistics Partners,  L.P. (“SXL”) or Sunoco managements’  future  expectations, beliefs, goals, plans or  prospects constitute forward  looking  statements  within  the  meaning of the  Private  Securities Litigation Reform  Act  of 1995. Any statements that  are  not statements  of historical fact  (including  statements  containing the words  “believes,”  “plans,” “anticipates,” “expects,” estimates  and  similar expressions) should  also  be  considered  to be forward  looking  statements.  There are a number  of  important factors that could cause actual  results  or  events  to differ  materially  from  those  indicated  by such forward looking statements,  including: the ability to consummate the  proposed  transaction;  the  ability to obtain  the  requisite regulatory approvals,  Sunoco shareholder approval and the satisfaction of other conditions to consummation of the transaction; the ability of  ETP  to  successfully  integrate  Sunoco’s  operations and employees;  the  ability to realize  anticipated synergies and cost  savings; the  potential  impact  of announcement  of the transaction  or  consummation of the transaction on relationships,  including  with employees,  suppliers,  customers  and competitors; the  ability to achieve revenue  growth;  national, international, regional  and local economic, competitive  and regulatory  conditions  and developments;  technological developments;  capital and credit  markets  conditions; inflation rates;  interest  rates;  the  political and economic stability of oil producing nations; energy  markets,  including changes  in the price  of certain  commodities; weather conditions; environmental conditions; business and regulatory or  legal  decisions;  the  pace  of deregulation  of retail natural gas and electricity  and certain agricultural products; the timing and success  of business  development  efforts;  terrorism;  and the other  factors  described in the Annual Reports  on Form 10‐K  for the year  ended  December  31,  2011  filed  with the SEC by ETP, ETE,  SXL and Sunoco. ETP,  ETE, SXL and Sunoco disclaim  any intention or  obligation  to update any  forward looking statements  as  a result of developments occurring  after  the  date  of this document.